Exhibit 99.1

Funtalk China Holdings Limited Reports Fiscal 2010 Fourth Quarter Financial Results

-- 4Q FY2010 Revenues Increased 46.2% to $287.8 Million Over the Same Quarter Last Fiscal Year–
-- 4Q FY2010 Retail Revenue Increased 107.9% to $177.7 Million Over the Same Quarter Last Fiscal Year–
--4Q FY2010 Consolidated Gross Margin Increased 850 Basis Points to16.7% Over the Same Quarter Last Fiscal Year --
--4Q FY2010 Net Income Attributable to the Company Increased 431.5% to $13.7 Million Over the Same Quarter Last Fiscal Year–
--FY2010 Diluted EPS Increased 40.0% to $0.63 Year-Over-Year—

BEIJING, June 15 /PRNewswire-Asia-FirstCall/ – Funtalk China Holdings Limited (the “Company” or “Funtalk China”) (Nasdaq: FTLK-News), a leading China-based retailer and distributor of wireless communications devices, accessories and content, today announced its unaudited financial results for the fourth fiscal quarter (“4Q FY2010”) and fiscal year ended March 31, 2010 (“FY2010”).

“Funtalk China closed FY2010 with a strong performance and much improved fundamentals across all areas from top line growth and improved operating margins to strategic partnerships and financial management,” commented Mr. Fei Dongping, Chief Executive Officer of the Company.  “The solid performance of our retail business in the fourth quarter allowed us to end FY2010 on a high note, despite a tough start exacerbated by the global financial crisis. Our retail business in 4Q FY2010 grew significantly sequentially and year-over-yaer due to both organic growth and acquisitions.  We plan to leverage our position as the market leader in China's mobile phone product and service platform to accelerate the growth rate of our retail business.  We are well positioned both operationally and financially to capitalize on the opportunities in China’s mobile phone industry.”

Fourth Quarter Financial Results

The Company reported consolidated net revenue of $287.8 million for 4Q FY2010, representing a 46.2% increase from 4Q FY2009.  The Company currently generates revenues from two business segments, retail and distribution of mobile phones and related services and accessories.

Retail revenue for 4Q FY2010 was $177.7 million, representing a 107.9% increase from 4Q FY2009. The strong growth over the same quarter last fiscal year in the retail segment was primarily due to the inclusion of sales volume from seven retail companies covering 477 locations in 4Q FY2010 compared to sales volume of six retail companies covering 191 locations in 4Q FY2009. Organic growth (excluding the acquisition of Shanghai Lezhiyu Telecommunications Equipment Co., Ltd. (“Shanghai Xieheng”) (formerly known as “Shanghai Xieheng Telecommunications Equipment Co., Ltd.”) in 3Q FY2010) of the Company’s retail segment accounted for an increase of revenue of 35.4% to $116.5 million in 4Q FY2010 from $85.5 million in 4Q FY2009.  Shanghai Xieheng contributed approximately $61.2 million in revenue to the Company’s retail segment in 4Q FY2010.

Distribution revenue for 4Q FY2010 was $110.1 million, representing a slight 1.1% decrease from 4Q FY2009.  The decreased distribution revenue over the same quarter last fiscal year was primarily due to a 7.6% decrease in average selling prices of mobile phones in our distribution business, partially offset by a 12.2% increase in the total volume of mobile phones sold.  The decrease in average selling prices was primarily due to a higher mix of lower-end priced handsets sold compared to the same period in FY2009.  The increase in wireless devices sold through distribution was primarily driven by an increased market demand for lower-end priced handsets.

Gross profit for 4Q FY2010 increased 198.9% to $48.1 million, or 16.7% of total revenue, compared to $16.1 million, or 8.2% of total revenue, in 4Q FY2009.  Gross margins for the distribution segment and retail segment were 16.7% and 16.7%, respectively, for 4Q FY2010, compared to 4.0% and 13.6%, respectively, for 4Q FY2009.  The increase in overall consolidated gross margins was primarily due to the change in revenue mix where a substantial portion of retail revenues was generated from sales of mid and high-end priced mobile phones.  In 4Q FY2009, gross profit margin was low as Funtalk sold more mobile phone models with lower profit margins in an effort to improve the overall aging of inventory due to the global economic crisis, and because of reduced demand during that period for high-end priced mobile phones.

Selling and distribution expenses were $15.8 million for 4Q FY2010 compared to $10.3 million in 4Q FY2009. The increase was primarily due to the increase in rental expenses resulting from the acquisition of Shanghai Xieheng and the expansion of the Company’s direct sales force for the retail segment in 4Q FY2009. General and administrative expenses were $9.5 million for 4Q FY2010, representing a 184.1% increase from $3.4 million in 4Q FY2009. The increase was primarily due to increased headcount and an increase in bank service charges associated with the expansion of the Company’s operations.

Income from operations increased by 689.7% to $22.8 million in 4Q FY2010 from $2.9 million in 4Q FY2009. Operating income margin, calculated based on income from operations as a percentage of net revenues, increased to 7.9% in 4Q FY2010 from 1.5% in 4Q FY2009, primarily for the reasons stated above.

Income tax expense was $6.9 million for 4Q FY2010 compared to a $1.5 million tax benefit for 4Q FY2009. The effective tax rate was 31.6% for 4Q FY2010 compared to a negative rate of 55.8% in 4Q FY2009, as deferred tax benefits were recognized on certain subsidiaries’ operating losses in 4Q FY2009.

Net income attributable to non-controlling interests of the Company’s partially-owned consolidated subsidiaries was $1.2 million for 4Q FY2010, representing a decrease of 24.6% from $1.5 million in the corresponding period of FY2009. The decrease in non-controlling interest’s share in net income in 4Q FY2010 was due to the acquisition of the remaining 49% interest in Jiangsu Guanzhilin Mobile Phones Hypermarkets Co., Ltd. in 2Q FY2010.

Net income attributable to the Company was $13.7 million, or 4.8% of total revenue, for 4Q FY2010, representing a 431.5% increase from $2.6 million, or 1.3% of total revenue for 4Q FY2009. 4Q 2010 diluted EPS was $0.27 based on a diluted share count of 51.3 million shares compared to 4Q FY2009 diluted EPS of $0.06 based on a diluted share count of 45.0 million shares.

As of March 31, 2010, the Company’s cash balance (including pledged deposits) was $35.5 million.  The Company’s accounts receivable was $80.5 million as of March 31, 2010, representing an increase of 38.8% from the accounts receivable balance of $58.0 as of December 31, 2009.  The accounts receivable (including notes receivable) turnover days for 4Q FY2010 was 22.7 days compared to 37.8 days in 4Q FY2009.

FY2010 Financial Results

For FY2010, net revenue was $854.1 million, a 49.7% increase year-over-year from $570.7 million. Gross profit was $129.4 million, compared to $70.1 million in the prior fiscal year.  Gross margin increased 280 basis points to 15.1%, from 12.3% during FY2009.  For FY2010 operating income was $62.6 million, an 90.5% increase year-over-year from $32.9 million, representing operating income margins of 7.3% and 5.8%, respectively.  Net income attributable to the Company was $31.8 million, or 3.7% of total revenue, for FY2010, a year-over-year increase of 57.9% from $20.1 million, or 3.5% of total revenue.  FY2010 diluted EPS was $0.63 based on a diluted share count of 50.3 million shares, compared to FY2009 diluted EPS of $0.45 based on a diluted share count of 45.0 million shares.

2010 Fourth Quarter Business Development Initiatives

The Company signed a non-exclusive cooperation agreement with China Telecom Corporation Ltd. ("China Telecom"), one of three national wireless operators in China.  Under the terms of this agreement, the Company will help China Telecom develop its customer base and sell China Telecom's mobile products and services, including Funtalk China's CDMA and CDMA2000 phone products and services, to customers in select Funtalk retail stores.  China Telecom is entitled to use a certain percentage of retail space dedicated to its mobile phones and services in 150 of the Company's retail store locations and the Company's sales staff will develop mobile phone subscribers as well as fixed line and broadband subscribers on behalf of China Telecom.  China Telecom has agreed to pay Funtalk China certain fees for the use of the retail space as well as commissions based on the number of subscribers developed by Funtalk China and the average revenue generated from each mobile user.

In April and May 2010, we acquired:

•
Certain mobile phone retail assets and businesses located in Shandong Province, China, from an unaffiliated third party. The consideration for this acquisition was RMB61.5 million (approximately $9.0 million);

•
100% of the outstanding equity interests of Beijing Yipai Innovation Technology Development Co., Ltd., (“Beijing Yipa”), from an unaffiliated third party. Beijing Yipai is a mobile phone retailer and after-sales service provider based in Beijing, China.  The consideration for this acquisition was RMB105.0 million (approximately $15.4 million), subject to adjustment based on Beijing Yipai’s net profit in the fiscal years ending March 31, 2011 and 2012;

•
49% of the outstanding equity interests of Kunming Golden Broadway Technology Development Co (“Kunming Golden Broadway”), from Mr. Mingxi Qiu, the chairman of Kunming Golden Broadway.  Prior to the acquisition, Beijing Funtalk owned 51% of the equity interests of Kunming Golden Broadway. Upon consummation of the transaction, Kunming Golden Broadway became a wholly owned subsidiary of Beijing Funtalk.  Kunming Golden Broadway engages in the retail of wireless telecommunications devices and accessories in Yunnan Province, China.  The consideration for this acquisition was RMB39.7 million (approximately $5.8 million);

•
Certain mobile phone retail assets and businesses located in Hunan Province, China.  The assets and businesses were acquired from an unaffiliated third party by Mr. Huimin He, the chairman of Hunan Feon Telecommunications Technology Co., Ltd., (“Hunan Feon”), our wholly-owned subsidiary.  Mr. He subsequently transferred the assets and businesses to Hunan Feon.  The consideration for this acquisition was RMB54.3 million (approximately $8.0 million).

Following the above acquisitions, as of the date of this announcement, Funtalk has a network of mobile phone retail chains with aggregate retail space of approximately 162,000 square meters in approximately 106 cities with a total of 544 mobile phone retail stores located in the provinces of Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi, Gansu, Inner Mongolia, Zhejiang, Guangdong, Anhui and Liaoning, and Beijing, Chongqing and Shanghai.

Business Outlook for FY2011

The Company expects its revenue for 1Q FY2011 to be in the range of $220 million to $240 million and its net income attributable to the Company to be in the range of $7.0 million to $9.0 million. The Company expects an approximately even revenue split between its retail and distribution business segments in 1Q FY2011.  Gross margin and operating income margin are projected to be in the range of 12.5% to 13.5% and 5.5% to 6.5%, respectively.  The first quarter is typically a seasonally slow period primarily due to consumer purchasing trends.

For FY2011, the Company expects its revenue to be in the range of $1.0 billion to $1.2 billion and its net income attributable to the Company to be in the range of $40 million to $45 million. The Company expects a revenue split of approximately 57% for its retail business segment and approximately 43% for its distribution business segment in FY2011.  Gross margin and operating income margin for the full fiscal year are projected to be in the range of 15.0% to 16.0% and 8.0% to 9.0%, respectively.  Such projections are based on the Company's current views on operating and market conditions and are subject to change.
“Over the past year, we established a solid foundation through business acquisitions, strategic cooperation agreements with two of the national wireless operators in China and other new initiatives, which has set the stage for top-line improvement in FY2011.  We expect our strategic investments and cooperation agreements, combined with our leadership in retail and distribution of wireless communications devices, to contribute further to our revenue growth in FY2011 and beyond,” concluded Mr. Fei.

Financial Information

The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP.  This financial information is not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP.  The March 31, 2009 balance sheet was derived from audited consolidated financial statements of Pypo Digital Company Limited, the Company’s predecessor.

Conference Call

Management will host a conference call at 9:00 am ET on Tuesday, June 15th. Listeners may access the call by dialing #1-201-689-8470. To listen to the live webcast of the event, please go to http://www.viavid.net .. Listeners may access the call replay, which will be available through March 16th, by dialing #1-201-612-7415. The account number is 3055 and the conference ID number is 345752.

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces in China. The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores, and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact Information:

Bill Zima
ICR Inc. (US)
Phone: 203-682-8200
Email: bill.zima@icrinc.com

For more information, please contact:

Francis Kwok Cheong Wan
Funtalk China Ltd. (China)
Senior Vice President
Tel:   +86-10-5852-8027
Email: franciswan@funtalk.cn

Maria Xin
Funtalk China Ltd. (China)
Investor Relations Manager
Tel:   +86-10-5832-5883
Email: xinyi@funtalk.cn

(Financial Statements on Following Pages)

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended		Twelve Months Ended
	Mar. 31, 2010	Mar. 31, 2009	Mar. 31, 2010	Mar. 31, 2009

Net revenues	$287,767	$196,783	$854,091	$570,651
Cost of revenues	-239,706	-180,704	-724,731	-500,544

Gross profit	48,061	16,079	129,360	70,107

Operating expenses:
Other operating income	60	440	1,213	920
Selling and distribution expenses	-15,811	-10,283	-44,348	-24,195
General and administrative expenses	-9,518	-3,350	-23,579	-13,879
Impairment loss on goodwill	—	—	—	-71

Total operating expenses	-25,269	-13,193	-66,714	-37,225

Income from operations	22,792	2,886	62,646	32,882

Others, net	1,437	1,113	178	1,254
Interest income	97	30	714	546
Interest expense	-2,554	-1,312	-9,201	-5,303

Income before income tax, equity in (loss) income of affiliated companies and non-controlling interests	21,772	2,717	54,337	29,379
Income tax (expense) benefits	-6,886	1,516	-17,245	-7,641
Equity in (loss) income of affiliated companies	—	-105	-10	16

Net income	14,886	4,128	37,082	21,754
Net income attributable to non-controlling interests	-1,167	-1,547	-5,269	-1,611

Net income attributable to the Company	$13,719	$2,581	$31,813	$20,143

Basic net income per share	$0.28	$0.06	$0.67	$0.45

Diluted net income per share	$0.27	$0.06	$0.63	$0.45

Number of shares used in computing basic net income	49,497,811	45,000,000	47,496,375	45,000,000

Number of shares used in computing diluted net income	51,333,027	45,000,000	50,252,202	45,000,000

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of Mar. 31, 2010	As of Mar. 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$26,616	$33,468
Restricted bank deposits	8,860	11,504
Accounts receivable (less allowance for doubtful accounts of $704 for March 31, 2010 and $735 for March 31, 2009	80,457	72,802
Inventories	104,800	54,701
Notes receivable	5,125	2,982
Value added tax receivable	7,588	2,857
Amounts due from related parties	—	42,308
Amount due from an affiliated company	—	27,946
Receivable from a vendor	23,908	21,355
Other receivable	33,102	44,180
Deposits paid for acquiring new entities	29,480	—
Prepayment and other assets	23,388	8,314
Deferred tax assets	3,743	4,866

Total current assets	347,067	327,283

Non-current assets:
Investments in affiliated companies	—	1,479
Property and equipment, net	20,468	15,694
Intangible assets	20,761	19,188
Goodwill	70,035	1,977
Other assets	2,869	320

Total non-current assets	114,133	38,658

TOTAL ASSETS	$461,200	$365,941

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of Mar. 31, 2010	As of Mar. 31, 2009
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$93,345	$28,290
Notes payable	23,394	23,513
Provision for rebates and price protections	8,168	9,048
Advance payments from customers	2,789	4,827
Other payables and accruals	27,705	20,611
Income taxes payable	10,798	8,086
Amounts due to related parties	—	20,300
Amount due to an affiliated company	—	790
Short term borrowings	110,013	79,457

Total current liabilities	276,212	194,922

Non current liability
Deferred tax liabilities	4,296	2,005

Total non-current liability	4,296	2,005

Total liabilities	280,508	196,927

Total shareholders’ equity	170,550	154,561

Non-controlling interests	10,142	14,453

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$461,200	$365,941